Dechert LLP

30 Rockefeller Plaza

New York, NY 10112

July 27, 2005

BY TELECOPY: (202) 772-9206

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, DC  20549-0405

Attention:  Jay Ingram

RE:         Federal Services Acquisition Corporation
Registration Statement on Form S-1
File No. 333-132220

Dear Mr. Ingram:

At the request of Federal Services Acquisition Corporation, a Delaware corporation (the “Company”), we are supplementally responding to Comment No. 5 raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated July 19, 2005 from John Reynolds of the Commission to Joel R. Jacks, Chairman and Chief Executive Officer of the Company relating to Amendment No. 1 to the Registration Statement on Form S-1 of the Company initially filed with the Commission on May 4, 2005 (the “Registration Statement”). We discussed this comment with you and Mr. Karney in a July 26th call and believe that the information set forth in this letter addresses the Staff’s concern.

Comment No. 5 reads as follows:

Comment:  In response to our previous comment 8, you tell us that “CMEP has been approached periodically in the past . . . . by investment bankers and other people in the industry to consider acquiring companies in the industry in deals with values in excess of $95 million.”  Please disclose, in full, the dates of these discussions, the nature and substance of these discussions, and the companies and/or acquisitions that may have been discussed.  Since it appears as though you intend to rely on the information gained in these discussions — otherwise, it is unclear why you seek to value the offering at an amount in excess of that which precluded CMEP from pursuing similar transactions — full disclosure of this information is required.  Please refer to Instruction 6 to Item 504 of Regulation S-K.  In this regard, please reconcile the statements you make on page 29 where disclosure indicates you do not “have any specific merger . . . or other similar business combination under consideration and have not had any discussions, formal or otherwise with respect to such a transaction.”  We may have further comment.

As disclosed in the Registration Statement under the caption “Business-Effecting a Business Combination”, the Company has not selected any target businesses.  None of the Company’s officers, directors or promoters, and no other affiliate of the Company has had any previous preliminary contact or discussion with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company. In response to the Staff’s comment, the Company intends to add the following disclosure to the “Summary” section:

“To date, we have not selected any target business.  None of our officers, directors or promoters, and no other affiliate of the Company, has had any preliminary contact or discussion with any representative of any other company regarding the possibility of a business combination between us and such other company.”

As noted in the Staff’s comment, CMEP has been approached periodically in the past regarding acquiring companies in the federal services industry.  CMEP from time to time receives calls from various brokers, investment bankers and other intermediaries concerning possible investment and acquisition opportunities.  The intermediaries making these calls often do not identify the target company and often do not know whether the target company is for sale.  These calls did not lead the principals of CMEP to form the Company or pursue an initial public offering.  Indeed, had CMEP been interested in pursuing one of the target companies mentioned by these intermediaries, it could have done so by using its own capital in combination with various other private entities with whom it has relationships and who have made co-investments with CMEP in the past.(1)

The idea of forming the Company and pursuing an initial public offering resulted from conversations between the underwriter and the principals of the Company.  As evidenced by the Registration Statement as initially filed, the Company was not limited to pursuing transactions with a value less than $95 million.  The $95 million limitation arose as a result of the Company’s desire to minimize potential conflicts of interest.  The $95 million amount was not selected in response to any calls received by CMEP.

The Company has not identified any candidates for a business combination that would require disclosure under Instruction 6 of Item 504 of Regulation S-K.  As stated above, no call has resulted in the Company considering a specific target or group of prospects from which a specific target will be selected.  The calls received by CMEP did not generate any set of factors or criteria that will be used by the Company in pursuing or evaluating a business combination.

(1)              In our response to Comment No. 8 in our letter to the SEC dated June 23, 2005, we stated that the reason CMEP declined to pursue these targets was the potential size of the transaction.  We would like to clarify that the potential size of the transaction was only one factor in CMEP’s decision, the “cold call” nature of the approach, the lack of information received concerning the potential target and other factors also led to CMEP’s decision.

The criteria the Company intends to use are disclosed in the Registration Statement under the caption “Business – Effecting a Business Combination – Selection of a target business and structuring of a business combination”.

The principals of the Company have a great deal of experience in the private equity arena generally and in the federal services sector more specifically.  It is this experience and understanding of the federal services sector that will guide their selection of an appropriate business combination target.  The prospectus contains all material information that investors need to know with respect to the selection of the target of a business combination—no such target has been identified, no acquisition activity of any kind is taking place with any company, no criteria for target selection have been established other than those set forth in the prospectus and investors should evaluate the expertise and experience of the management team in determining management’s ability to identity an appropriate target, which identification process will only begin after the closing of the public offering.

Should you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact the undersigned at (212) 698-3679.

Sincerely,

Gerald Adler

Attachments via Edgar/Enclosures via Federal Express

cc:  Joel R. Jacks, Chairman and Chief Executive Officer